EXHIBIT 99.1

T604.682.3701 Suite 400, 455 Granville Street info@coralgold.com
F 604.682.3600 Vancouver, BC V6C 1T1 www.coralgold.com

November 11, 2010

Trading Symbols: TSX Venture – CLH
 USOTC.BB – CLHRF
 Berlin and Frankfurt – GV8

CORAL DRILLS 5 FT OF 7.637 G/T AU AT ROBERTSON, NEVADA

Coral Gold Resources Ltd. is pleased to announce results from a further three diamond core holes drilled at Corals Robertson property in Crescent Valley Nevada.

These holes are part of a 15 hole diamond core program which Coral started September 16.

The holes, CC10-4 to CC10-6 are vertical and range from 400 to 600 feet in depth (122 to 183 metres) and focus on the Altenburg Hill zone.  The drill program is currently on the 12th hole.

The program is designed to twin 2008 RC holes in order to provide material for metallurgical test work. This will consist of column leach tests by McLelland Labs in Reno, Nevada.

All samples were collected by Robert McCusker, a qualified person as defined by N143-101 and were fire assayed by ALS Minerals Labs using an AA finish.

Results of the three holes compared to the twinned RC holes are as follows:

Hole ID	From (ft)	To (ft)	Thickness (ft)	Au oz/t	Au g/t
CC10-4	0	40	40	0.024	0.82
	60	170	110	0.022	0.75
	300	320	20	0.012	0.41
	365	380	15	0.044	1.51
CR08-30	5	165	160	0.023	0.79
	280	345	65	0.012	0.41
	365	385	20	0.024	0.82
	405	425	20	0.030	1.03

CC10-5	45	150	105	0.029	0.993
(includes)	65	70	5	0.223	7.637
	290	300	10	0.046	1.575
	325	340	15	0.017	0.569
CR08-29	60	140	80	0.023	0.788
	435	450	15	0.034	1.184

CC10-6	0	35	35	0.011	0.377
	60	145	85	0.019	0.651
	175	320	145	0.021	0.720
CR08-27	0	15	15	0.013	0.446
	50	125	75	0.018	0.617
	200	265	65	0.021	0.720
	370	385	15	0.047	1.611

Coral Gold, incorporated in 1981 continues to explore and develop a series of strategic claims along the Cortez Gold trend known as the Robertson Project. Coral has an inferred gold resource of 3.4 million ounces.  The company notes that gold assays from drilling completed in 2008 and 2010 are not included in the current 3.4-million-ounce gold-inferred resource. This data is being input into a new resource estimate. All the latest drilling and new metallurgical work will be used in a new NI 43-101-compliant independent Preliminary Economic Assessment. A PEA is designed to illustrate the project viability in the current cost environment.

For more information on the Robertson Property and Coral Gold’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin
President& Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.